UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

o céu é Azul

Interim Condensed – ITR Individual and Consolidated 1Q2024

Azul S.A.

Contents

Declaration of the officers on the interim condensed individual and consolidated financial statements	3
Declaration of the officers on the independent auditor’s report	4
Summary report of the statutory audit committee	5
Independent auditor report	6

Statements of financial position	8
Statements of operations	10
Statements of comprehensive income	11
Statements of changes in equity	12
Statements of cash flows	13
Statements of value added	14
Notes to the interim condensed individual and consolidated financial statements	15

2

AZUL S.A. Declaration of the officers March 31, 2024

Declaration of the officers on the interim condensed individual and consolidated financial statements

In accordance with item VI of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the interim condensed individual and consolidated financial statements for the three months ended March 31, 2024.

Barueri, May 10, 2024.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Antonio Flavio Torres Martins Costa

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

3

AZUL S.A. Declaration of the officers March 31, 2024

Directors' statement on the independent auditor's report

In accordance with item V of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the opinion expressed in the independent auditor's report on the examination of the interim condensed individual and consolidated financial statements relating to for the three months ending March 31, 2024.

Barueri, May 10, 2024.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Antonio Flavio Torres Martins Costa

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

4

AZUL S.A. Summary report of the statutory audit committee March 31, 2024

Opinion of the statutory audit committee

In compliance with the legal provisions, the Statutory Audit Committee reviewed the management report and the interim condensed individual and consolidated financial statements for the three months ended March 31, 2024. Based on this review and also considering the information and clarifications provided by the Company management and by Ernst & Young Auditores Independentes S/S.Ltda. during the three months , the Statutory Audit Committee expressed a favorable opinion on the management report and on the interim condensed individual and consolidated financial statements for the three months ended March 31, 2024, together with the independent auditor’s report issued by Ernst & Young Auditores Independentes S/S.Ltda. recommending the Board of Directors to approve them.

Barueri, May 10, 2024.

Sergio Eraldo de Salles Pinto

Member, Coordinator of the Audit Committee and Financial Specialist

Gilberto Peralta

Member of the Audit Committee

Renata Faber Rocha Ribeiro

Member of the Audit Committee

5

A free translation from Portuguese into English of Independent Auditor’s Review Report on quarterly information prepared in Brazilian currency in accordance with NBC TG 21 and IAS 34 - Interim Financial Reporting, and with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR)

Independent auditor’s review report on quarterly information

To the

Shareholders, Board of Directors and Officers

Azul S.A.

Barueri - São Paulo

Introduction

We have reviewed the individual and consolidated interim financial information of Azul S.A. (Company) contained in the Quarterly Information Form (ITR) for the quarter ended March 31, 2024, which comprises the statement of financial position as at March 31, 2024 and the related statements of profit or loss, of comprehensive income, of changes in equity, and of cash flows for the three-month period then ended, and notes to the individual and consolidated interim financial information, including material accounting policies and other explanatory information.

Executive board’s responsibility for the interim financial information

The executive board is responsible for preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the rules issued by the CVM.

6

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added (SVA) for the three-month period ended March 31, 2024, prepared under the responsibility of the Company’s executive board, and presented as supplementary information for IAS 34 purposes. These statements were subject to review procedures conducted jointly with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, pursuant to such standard and consistently with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 10, 2024.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-034519/O

Emerson Pompeu Bassetti

Accountant CRC SP-251558/O

7

AZUL S.A. Statement of financial position March 31, 2024 and December 31, 2023 (In thousands of Brazilian reais – R$)

Assets	Note	Parent company March 31, 2024	Parent company December 31, 2023	Consolidated March 31, 2024	Consolidated December 31, 2023
Current assets					
Cash and cash equivalents	5	12,014	2,809	1,337,606	1,897,336
Accounts receivable	7	-	-	1,361,210	1,109,408
Aircraft sublease	8	-	-	15,057	14,592
Inventories	9	-	-	943,337	799,208
Deposits	10	8,052	7,802	503,156	515,692
Taxes recoverable	11	3,304	4,984	205,320	219,433
Derivative financial instruments	23	-	-	20,849	21,909
Related parties	29	518,379	216,388	-	-
Advances to suppliers	12	-	-	203,463	221,051
Other assets		238	2,079	273,158	245,518
Total current assets		541,987	234,062	4,863,156	5,044,147
Non-current assets					
Long-term investments	6	-	-	791,545	780,312
Aircraft sublease	8	-	-	13,597	16,210
Deposits	10	-	70	1,966,840	1,777,803
Derivative financial instruments	23	-	-	56	-
Related parties	29	1,822,308	1,578,332	-	-
Other assets		-	-	311,241	143,781
Investments	14	760,040	760,782	-	-
Property and equipment	15	-	-	2,529,318	2,295,851
Right-of-use assets	16	-	-	8,941,011	9,011,558
Intangible assets	17	-	-	1,479,113	1,463,247
Total non-current assets		2,582,348	2,339,184	16,032,721	15,488,762
Total assets		3,124,335	2,573,246	20,895,877	20,532,909

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

8

AZUL S.A. Statement of financial position March 31, 2024 and December 31, 2023 (In thousands of Brazilian reais – R$)

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

9

AZUL S.A. Statement of operations Three months ended March 31, 2024 and 2023 (In thousands of Brazilian reais – R$, except basic and diluted loss per share)

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

10

AZUL S.A. Statement of comprehensive (loss) income Three months ended March 31, 2024 and 2023 (In thousands of Brazilian reais – R$)

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

11

AZUL S.A. Statement of changes in equity Three months ended March 31, 2024 and 2023 (In thousands of Brazilian reais – R$)

(a)	Advance for future capital increase
(b)	Refers to the receipt of the exercise of share options and the vesting of share-based compensation plans.

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

12

AZUL S.A. Statement of cash flows Three months ended March 31, 2024 and 2023 (In thousands of Brazilian reais – R$)

Parent company		Consolidated	
	Three months ended			
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Cash flows from operating activities				
Net loss for the period	(1.050.296)	(736.641)	(1.050.296)	(736.641)
Result reconciliation items				
Depreciation and amortization	-	-	614.497	567.653
Gain (loss) from impairment of assets	-	-	(7.296)	-
Derivative financial results, net	(151.573)	81.039	(189.943)	274.972
Share-based payment	-	-	11.454	20.593
Foreign currency exchange, net	41.472	(22.603)	844.569	(583.315)
Financial income and expenses, net	65.838	61.922	1.164.397	975.872
Provisions	(5)	-	68.870	97.669
Recovery of expenses and write-offs of other assets	-	-	(205.185)	169.999
Result from modification of lease and provision	-	-	(27.716)	(22.412)
Result in the write-off of fixed assets, right of use, intangible assets and inventories	-	-	15.896	24.107
Deferred income tax and social contribution	(6.780)	-	(6.780)	-
Sale and leaseback	-	-	(27.441)	-
Others	-	-	(4.520)	-
Equity	1.084.891	604.295	-	-
Reconciled net profit (loss)	(16.452)	(11.988)	1.200.496	788.497
Changes in operating assets and liabilities				
Accounts receivable	-	-	(208.541)	439.324
Aircraft sublease	-	-	-	11.234
Inventories	-	-	(81.566)	1.559
Deposits	70	-	(57.642)	9.429
Taxes recoverable	1.680	1.325	14.083	575
Derivative financial results, net	-	-	(14.670)	(47.822)
Advances to suppliers	-	(22)	(523.463)	(496.171)
Other assets	1.836	2.089	(42.513)	(48.613)
Accounts payable	(4.632)	1.234	352.064	328.923
Airport taxes and fees	-	-	(53.990)	203.851
Air traffic liability and loyalty program	-	-	(89.458)	(88.107)
Salaries and benefits	6.936	3.492	16.349	53.829
Taxes payable	2.476	1.143	(21.346)	16.925
Provisions	-	-	(61.876)	(49.918)
Other liabilities	-	-	(4.987)	40.569
Total changes in operating assets and liabilities	8.366	9.261	(775.556)	375.587
Interest paid	-	-	(488.129)	(120.931)
Net cash provided (used) by operating activities	(8.086)	(2.727)	(63.189)	1.043.153
Cash flows from investing activities				
Cash received in the sale and leaseback operation	-	-	10.322	-
Acquisition of intangible assets	-	-	(28.841)	(40.183)
Acquisition of property and equipment	-	-	(245.887)	(11.228)
Acquisition of capitalized maintenance	-	-	(171.483)	(30.368)
Net cash used by investing activities	-	-	(435.889)	(81.779)
Cash flows from financing activities				
Loans and financing				
Proceeds	250.000	-	1.440.584	302.253
Repayment	-	-	(376.989)	(322.383)
Reverse factoring	-	-	(287.481)	(727.368)
Lease payment	-	-	(813.508)	(407.712)
Payment of costs with proceeds	(4.446)	-	(19.537)	(4.719)
Related parties	(225.763)	4.500	-	-
Advance for future capital increase	18	-	18	-
Treasury shares	(2.544)	(2.881)	(2.544)	(2.881)
Net cash provided (used) by financing activities	17.265	1.619	(59.437)	(1.162.810)
Exchange rate changes on cash and cash equivalents	26	(81)	(1.215)	(562)
Increase (decrease) in cash and cash equivalents	9.205	(1.189)	(559.730)	(201.998)
Cash and cash equivalents at the beginning of the period	2.809	8.117	1.897.336	668.348
Cash and cash equivalents at the end of the period	12.014	6.928	1.337.606	466.350

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

13

AZUL S.A. Statement of value added Periods ended March 31, 2024 and 2023 (In thousands of Brazilian reais – R$)

(a)	Not including INSS in the amount of R$605 in the parent company R$106,041 in the consolidated, as it is in the federal tax line.
(b)	Includes deferred income tax and social contribution accounted for in the parent company.

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

14

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

1.	OPERATIONS

Azul S.A. (“Azul”), together with its subsidiaries (“Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The Azul was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.

The Azul carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines and ATS Viagens e Turismo Ltda (“Azul Viagens”).

The Azul shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.

The Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.

1.1	Organizational structure

The Company organizational structure as of March 31, 2024 is as follows:

15

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The table below lists the operational activities in which the Azul subsidiaries are engaged, as well as the changes in ownership that occurred in period, when applicable.

1.2	Seasonality

The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between periods of the fiscal year.

2.	NET WORKING CAPITAL AND CAPITAL STRUCTURE

2.1       Contextualization

During the three months ended March 31, 2024, Azul's Management continued the process of restructuring its debts as presented in detail in this interim condensed individual and consolidated financial statements.

2.2 Net working capital and capital structure

As of March 31, 2024, the Company's working capital and liquid equity position are as shown below:

The positive variation in the balance of net working capital, which represents a reduction in the deficit of approximately 1.6%, is a consequence of the company's restructuring actions.

16

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The negative variation of equity is mainly due to the Company's negative financial result, which exceeds by R$1,057,075 the operating profit.

In view of the above, management assessed and concluded that the Company is capable of continuing its operations and fulfilling its obligations in accordance with the contracted maturities. This assessment is based on the Company's business plan approved by the Board of Directors in December, 2023. The Company's business plans include planned future actions, macroeconomic and aviation sector assumptions, such as level of demand for air transport with corresponding increase in traffic and fares, estimated exchange rates and fuel prices. The Company's Management monitors and informs the Board of Directors about performance in relation to the approved plan.

Based on this conclusion, this interim condensed individual and consolidated financial statements were prepared based on the going concern principle operational.

3.	DECLARATION OF MANAGEMENT, BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONDENSED INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Company’s interim condensed individual and consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), specifically IAS 34 – Interim Financial Reporting. The accounting practices adopted in Brazil include those included in the Brazilian corporation law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s interim condensed individual and consolidated financial statements have been prepared based on the real (“R$”) as a functional and presentation currency. All currencies shown are expressed in thousands unless otherwise noted.

The Company operates mainly through its aircraft and other assets that support flight operations, making up its cash generating unit (CGU) and its only reportable segment: air transport.

The preparation of the Company's interim condensed individual and consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of assets, liabilities, income, and expenses in future years.

When preparing these interim condensed individual and consolidated financial statements of the Company, Management used the following disclosure criteria to understand the changes observed in the equity and in its performance, since the end of the last fiscal year ended December 31, 2023, disclosed on April 12, 2024: (i) regulatory requirements; (ii) relevance and specificity of the information on the operations; (iii) informational needs of users of the interim condensed individual and consolidated financial statements; and (iv) information from other entities participating in the passenger air transport market and cargo.

17

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Management confirms that all relevant information specific to the interim condensed individual and consolidated financial statements, is presented and corresponds to that used by Management when carrying out its business management activities.

As a consequence of the improvements made to the presentation of some items in the statements of cash flows and costs and expenses by nature of the current quarter, the following reclassifications were carried out to ensure comparability of balances from the previous period:

Parent company		
	March, 31 2023		
Statements of Cash Flows	As reported	Reclassifications	Reclassified
Cash flows from investing activities			
Prepaid expenses	2,089	(2,089)	-
Other assets	-	2,089	2,089
Total	2,089	-	2,089

	Consolidated		
	March 31, 2023		
Statements of Cash Flows	As reported	Reclassifications	Reclassified
Changes in operating assets and liabilities			
Prepaid expenses	(45,405)	45,405	-
Other assets	(3,208)	(45,405)	(48,613)
Insurance payable	(20,436)	20,436	-
Accounts payable	349,359	(20,436)	328,923
Cash flows from investing activities			
Acquisition of capitalized maintenance	(41,596)	30,368	(11,228)
Acquisition of property and equipment	-	(30,368)	(30,368)
Total	238,714	-	238,714

	Consolidated		
	March 31, 2023		
Costs and expenses by nature	As reported	Reclassifications	Reclassified
Cost of service			
Rental	-	(15,212)	(15,212)
Other	(523,635)	15,212	(508,423)
	(523,635)	-	(523,635)

The interim condensed individual and consolidated financial statements have been prepared based on the historical cost, except for the items significant:

Fair value:

•     Short-term investments classified as cash and cash equivalents;

•     Short-term investments;

•     Derivative financial instruments; and

•     Debenture conversion right.

18

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Other:

•     Investments accounted for under the equity method.

3.1	Approval and authorization for issue of the interim condensed individual and consolidated financial statements

The approval and authorization for issue of these interim condensed individual and consolidated financial statements occurred at the Board of Directors’ meeting held on May,10 2024.

4.	MATERIAL ACCOUNTING POLICIES

The interim condensed individual and consolidated financial statements of the company was prepared based on the policies, practices and methods of calculating estimates adopted and presented in detail in the financial statements for the year ended December 31, 2023 and disclosed on April 12, 2024 and, therefore, must be read together.

4.1	New, changes and interpretations of relevant accounting standards and pronouncements

The following accounting standards came into effect on January 1, 2024 and did not significantly impact the Company's balance sheet or income statement.

4.2	Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are determined based on the exchange rate in effect on the balance sheet date, and any difference resulting from currency conversion is recorded under the heading “Foreign currency exchange, net” in the statements of operation.

The exchange rates to Brazilian reais are as follows:

19

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

5.	CASH AND CASH EQUIVALENTS

(a)	Investment in U.S. dollar.

6.	LONG-TERM INVESTMENTS

7.	ACCOUNTS RECEIVABLE

20

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, through advance payment with credit card companies.

During the three months ended March 31, 2024, the Company anticipated the receipt of R$2,610,173 in accounts receivable from credit card administrators, without right of return, with an average cost of 0.9% on the anticipated amount. On the same date, the balance of accounts receivable is net of R$1,854,310 due to such advances (R$3,349,391 on December 31, 2023).

The breakdown of accounts receivable by maturity, net of allowance for expected losses, is as follows:

Until May 3, 2024, of the total amount due within, R$41,423 was received.

The movement of expected losses is presented below:

8.	AIRCRAFT SUBLEASE

21

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

9.	INVENTORIES

10.	DEPOSITS

The movement of security deposits and maintenance reserves is as follows:

22

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The movement of the allowance for maintenance reserves losses is as follows:

11.	TAXES RECOVERABLE

12.	ADVANCE TO SUPPLIERS

These amounts are presented net of provisions for losses in the amount of R$32,440 (R$28,676 as of December 31, 2023).

23

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

13.	INCOME TAX AND CONTRIBUTION

13.1	Reconciliation of the effective income tax rate

The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits on which deferred tax assets were not created as it is not probable that future taxable profits will be available for the Company to use the benefits thereof, as below:

24

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

13.2	Breakdown of deferred taxes

14.	INVESTMENTS

14.1	Direct investments

(a) Considering indirect investments, the Company's share totals 99.8%.

25

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

14.2	Movement of the investments

15.	PROPERTY AND EQUIPMENT

(a)   Includes aircraft, engines, simulators and equipment flight.

During the three months ended March 31, 2024, the Company carried out “sale and leaseback” transactions for an engine, where the revenue, net of sales costs, corresponds to a gain of R$27,441 (R$0 on March 31 2023) and is recognized under the heading “Other costs of services provided”

26

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

16.	RIGHT-OF-USE ASSETS

(a)	Includes aircraft, engines and simulators.

17.	INTANGIBLE ASSETS

18.	LOANS AND FINANCING

27

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.1        Schedule of amortization of debt

There was no comparative balance as of December 31, 2023.

18.2	New captures

18.2.1   Senior notes 2028

In February 2024, the subsidiary Azul Secured issued additional notes in the principal amount of R$740,585 (equivalent to US$148,700), with funding costs of R$13,289. These notes were issued to qualified institutional investors and there was no change in payment and interest conditions.

18.2.2   Aircraft and engines

In January 2024, the subsidiary Azul Finance financed R$77,175, with interest of 4.6% p.a. plus the variation in the Secured Overnight Financing Rate (“SOFR”) and maturity in May 2026.

18.2.3   Working capital

In March 2024, the subsidiary ALAB raised R$450,000, with funding costs of R$1,802, with interest equivalent to CDI+1.5% p.a. and single payment of interest and principal in the second quarter of 2024.

29

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.2.4   Debentures

In March 2024, the Board of Directors approved the issuance of simple debentures not convertible into shares, of the type with real guarantee, with additional personal guarantee, in a single series, in the total amount of R$250,000, with fundraising costs of R$4,446, with a nominal unit value of R$1, rate equivalent to CDI+6.0% p.a., payment of quarterly interest from June 2024 and maturity in March 2027.

18.3	Covenants

In the three months ended , the Company had restrictive has measurement clauses (“covenants”) in one of its loan and financing contracts, as shown below.

The Company complied covenants.

19.    LEASES

In 2023, the Company defined the renegotiation conditions and began to sign definitive agreements with the lessors, who agreed to receive negotiable debt securities maturing in 2030 (“Notes”) and debt with the possibility of settlement in Azul preferred shares or cash, at the discretion of the Company (“Convertible to equity”) in order to reflect the Company's new cash generation, its better capital structure and the reduction in its credit risk.

During the three months ended March 31, 2024, the Company renegotiated 17 lease contracts under these conditions. In general, the conditions agreed between the Company and lessors are as follows:

•	Convertible to equity: R$372,635 (equivalent to US$74,777) with consecutive quarterly payments, starting in January 2025.

30

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.1	Leases

(a)       Includes aircraft, engines and simulators.

19.2Leases	– Notes

31

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.3	Leases – Equity

(a)   Transfer balances are classified as “Leases”.

32

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.4	Schedule of amortization of leases

19.5Schedule	of amortization of leases – Notes

19.6Schedule	of amortization of leases – Equity

33

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.7	Covenants

The Company has restrictive clauses (“covenants”) in some of its lease contracts, as disclosed in the financial statements for the year ended December 31, 2023.

These conditions will only be verified on December 31, 2024, therefore, the related debt remains classified in this interim condensed individual and consolidated financial statements in accordance with the contractual flow originally established.

20.	CONVERTIBLE DEBT INSTRUMENTS

(a)	Does not consider the conversion right.

The balance includes the right to convert the debt into Company shares in the amount of R$337,202 (R$488,775 as of December 31, 2023).

20.1	Schedule of amortization

34

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

21.	ACCOUNTS PAYABLE

22.    REVERSE FACTORING

23.	DERIVATIVE FINANCIAL INSTRUMENTS

(a)	Balance recorded in the parent company.

35

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

24.	AIRPORT TAXES AND FEES

25.	AIR TRAFFIC LIABILITY AND LOYALTY PROGRAM

(a)   Does not consider the loyalty program.

26.	SALARIES AND BENEFITS

36

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

27.	TAXES PAYABLE

28.	PROVISIONS

28.1    Composition of provisions

(a)       Nominal discount rate 10.7% p.a. (10.7% p.a. as of December 31, 2023).

(b)       Considers provision for civil risks in the amount of R$25 in the parent company.

37

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28.1.1       Tax, civil, labor and other risks

The balances of the proceedings with estimates of probable and possible losses are shown below:

29.	RELATED-PARTY TRANSACTIONS

29.1	Transactions between companies

Observing accounting standards, such transactions were duly eliminated for consolidation purposes:

29.2	Compensation of key management personnel

The Company´s employees are entitled to profit sharing based on certain goals agreed annually. In turn, executives are entitled to bonus based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in profit or loss for the year in which the goals are achieved.

38

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Key management personnel comprise the directors, officers and members of the Executive Committee and directors. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

Stock-based compensation plan, considers the option plan, RSU and phantom shares. Such plans are expected to be settled in up to eight years and, therefore, and does not represent a cash outflow.

29.3	Guarantees and pledges granted by the Parent Company

The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.

29.4	Ticket sales contract

On March, 2018, the Company entered into a ticket sales contract with Caprioli Turismo Ltda., a travel agency owned by the Caprioli family (which holds an indirect stake in the Company through TRIP former shareholders), whereby Caprioli Turismo Ltda. is granted a R$20 credit line for the purchase and resale of tickets for flights operated by the Company. This credit line is guaranteed by a non-interest bearing promissory note in the same amount payable.

29.5	Breeze

The Company signed sublease agreements with Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted and approved by 97% of the Azul's shareholders at the Extraordinary General Meeting held on March 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.

As of March 31, 2024, the operations with Breeze as recorded the following balances:

39

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

29.6	Lilium

In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH, a wholly owned subsidiary of Lilium N.V. (“Lilium), which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.

As of March 31, 2024, the Company has no outstanding balances with Lilium.

29.7	Azorra

In August 2022, the Company made agreements for purchase and sale of aircraft and engines with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”), which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.

The transactions between the Company and the Azorra group are shown below:

40

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

30.	EQUITY

30.1	Issued capital

(a) Advance for future capital increase.

As established in the Company's bylaws, each common share entitles you to 1 (one) vote. Preferred shares of any class do not confer voting rights, however, they provide their holders with rights that were disclosed in detail in the financial statements for the year ended December 31, 2023.

41

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The Company's shareholding structure is presented below:

(a)	This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.

30.2	Treasury shares

In November 2022, the buyback plan for 1,300,000 preferred shares was approved, maturing in 18 months, in order to keep them in treasury to later meet the obligations of the RSU plan. Until March 31, 2024, within said plan, the Company reacquired 1,061,868 shares.

42

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

31.    EARNINGS (LOSS) PER SHARE

(a)	This refers to the participation in the value of the Company's total equity, calculated as if all 928,965,058 common shares had been converted into 12,386,201 preferred shares at the conversion ratio of 75 common shares for each preferred share.

(b)	This refers to the participation in the value of the Company's total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each one preferred share.

The diluted result per share is calculated by adjusting the weighted average number of shares in circulation, except those in treasury, for instruments potentially convertible into shares. However, due to the losses recorded in the three months ended March 31, 2024 and 2023, these instruments issued by the Company have a non-dilutive effect and, therefore, were not considered in the total number of shares in circulation to determine the diluted loss per share.

32.        SHARE-BASED PAYMENT

The conditions of the share-based grant plans were disclosed in detail in the financial statements for the year ended December 31, 2023 and were not modified during the three months ended March 31, 2024.

The movement of the plans is shown below:

43

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The expenses of share-based compensation plans are shown below:

32.1Assumptions

32.1.1       Stock option plan

32.1.2       Restricted stock option plan

44

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

32.1.3       Phantom shares

33.    SALES REVENUE

(a)	As of January 1, 2023, the PIS and COFINS rates on revenues arising from regular passenger air transport activities were reduced to zero, in accordance with Law 14,592/2023.

Revenues by geographical location are as follows:

45

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

34.    COSTS AND EXPENSES BY NATURE

Description	Parent company		Consolidated	
	Three months ended			
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Cost of service				
Aircraft fuel	-	-	(1,353,278)	(1,673,402)
Salaries and benefits	-	-	(630,965)	(497,158)
Airport taxes and fees	-	-	(242,239)	(262,361)
Auxiliary services for air transport	-	-	(207,544)	(195,596)
Maintenance	-	-	(197,674)	(157,896)
Depreciation and amortization [(a)]	-	-	(611,531)	(565,378)
Impairment of assets	-	-	7,296	-
Insurance	-	-	(17,218)	(19,398)
Rental	-	-	(55,472)	(15,212)
Other	-	-	(126,472)	(508,423)
	-	-	(3,435,097)	(3,894,824)
Selling expenses				
Salaries and benefits	-	-	(12,424)	(7,991)
Advertising and publicity	-	-	(201,951)	(173,997)
	-	-	(214,375)	(181,988)
Administrative expenses				
Salaries and benefits	(13,693)	(8,962)	(31,282)	(32,323)
Depreciation and amortization [(a)]	-	-	(2,966)	(2,275)
Insurance	(2,031)	-	(2,031)	-
Other	(2,562)	(4,654)	(90,786)	(79,599)
	(18,286)	(13,616)	(127,065)	(114,197)
Other income (expenses)				
Other	(103)	-	(101,140)	(119,288)
	(103)	-	(101,140)	(119,288)
Total	(18,389)	(13,616)	(3,877,677)	(4,310,297)

(a)   Net of PIS and COFINS credits in the amount of R$391.

46

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

35.	FINANCIAL RESULT

Description	Parent company		Consolidated	
	Three months ended			
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Financial income				
Interest on short-term investments	33	39	31,485	45,774
Sublease receivables	-	-	833	3,970
TAP Bond fair value	-	-	1,140	-
Others	257	1,688	11,466	3,722
	290	1,727	44,924	53,466
Financial expenses				
Interest on loans and financing	-	-	(292,416)	(146,255)
Interest on lease	-	-	(540,252)	(655,142)
Interest on convertible instruments	(61,995)	(60,731)	(61,995)	(60,731)
Interest on factoring credit card receivables	-	-	(79,790)	(114,742)
Interest on provisions	-	-	(36,209)	(71,248)
Interest on reverse factoring	-	-	(5,261)	(12,258)
Interest accounts payable and airport taxes and fees	(10)	-	(95,100)	(65,933)
Guarantee commission	-	-	(21,161)	(50,117)
Amortized cost of loans and financing	-	(1,191)	(12,012)	(8,955)
Cost of financial operations	(155)	(100)	(29,375)	(15,568)
TAP Bond fair value	-	-	(5,871)	(10,628)
Others	(2,029)	(2)	(44,481)	(46,007)
	(64,189)	(62,024)	(1,223,923)	(1,257,584)
Derivative financial instruments, net	151,573	(81,039)	189,943	(274,972)
Foreign currency exchange, net	(41,469)	22,606	(868,754)	574,418
Financial result, net	46,205	(118,730)	(1,857,810)	(904,672)

36.	RISK MANAGEMENT

36.1	Fair value hierarchy of financial instruments

The fair value hierarchy of the Company's consolidated financial instruments, as well as the comparison between book value and fair value, are identified below:

47

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Financial instruments whose fair value approximates their carrying value, based on established conditions, mainly due to the short maturity period, of these assets and liabilities, were not disclosed.

36.2	Market risks

36.2.1       Interest rate risk

36.2.1.1       Sensitivity analysis

As of March 31, 2024, the Company held financial assets and liabilities linked to various types of rates. In the sensitivity analysis of non-derivative financial instruments, the impact on annual interest was only considered on positions with values exposed to such fluctuations:

Assets and liabilities linked to LIBOR are being reviewed and will be updated using alternative published rates. The Company estimates that the updated cash flows will be economically equivalent to the original ones.

36.2.2       Aircraft fuel price risk (“QAV”)

The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of March 31, 2024, forward and options transactions on fuel (note 23).

48

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.2.2.1       Sensitivity analysis

The following table demonstrates the sensitivity analysis in US dollars of the price fluctuation of QAV liter:

36.2.3       Foreign exchange risk

The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's cash flows are exposed.

The equity exposure to the main variations in exchange rates is shown below:

49

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.2.3.1       Sensitivity analysis

50

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.3	Credit risk

Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, aircraft sublease, security deposits and maintenance reserves. Financial assets classified as cash and cash equivalents are deposited with counterparties that have a minimum investment grade rating in the assessment made by agencies S&P Global Ratings, Moody's or Fitch. The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.

Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating with the company, or on commodities and futures exchanges (B3 and NYMEX), which substantially mitigates the credit risk. The Company assesses the risks of counterparties in financial instruments and diversifies its exposure periodically.

36.4	Liquidity risk

The maturity schedules of the Company’s consolidated financial liabilities as of March 31, 2024 are as follows:

36.5	Capital management

The Company seeks capital alternatives in order to satisfy its operational needs, aiming for a capital structure that it considers adequate for the financial costs and the maturity terms of the funding and its guarantees. The Company's Management continually monitors its net debt.

51

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

37.	NON-CASH TRANSACTIONS

52

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements March 31, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

38.	COMMITMENTS

38.1	Aircraft acquisition

Through contracts with manufacturers and lessors, the Company committed to acquiring certain aircraft, as follows:

The amounts shown below are brought to present value using the weighted discount rate for lease operations, equivalent to 15.8% (15.8% on December 31, 2023) and do not necessarily represent a cash outflow, as the Company is evaluating the acquisition of financing to meet these commitments.

38.2	Letters of credit

The position of the letters of credit in use by the Company follows, for the following purposes:

Elton Flavio Ribeiro

CRC 1SP 253891/O-0

Controllership, tax and internal control director

53

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 10, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer